Van  Kampen  Trust for Florida Investment Grade Municipals

Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on May 18, 2007, the shareholders of Van Kampen Trust for Florida Investment Grade Municipals (the "Target Fund") approved an Agreement and Plan of Reorganization between the Target Fund and Van Kampen Trust for Investment Grade Municipals (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:      6,391,768
Against:  295,867
Abstain:  314,974


Preferred shares:

For:      2,321
Against:  3
Abstain:  267